Eric D. Tanzberger
Senior Vice President / Chief Financial Officer and Treasurer

November 25, 2013

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated November 13, 2013 related to Service Corporation International's Form 10-K for the Year Ended December 31, 2012 filed February 13, 2013, Form 10-Q for the Quarter Ended September 30, 2013 filed October 24, 2013, and Responses dated September 26, October 11, and November 2, 2013

File No. 001-06402

Dear Mr. Spirgel:

This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated November 13, 2013 with respect to the above referenced filings.

We hope this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff's comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company's goal is to resolve the Staff's comments in a timely manner that is acceptable to the Staff.

For your convenience, our response is prefaced by the Staff's comments in bold text.

Form 10-K for the Year Ended December 31, 2012
2. Summary of Significant Accounting Policies, page 52
Funeral Operations, page 52
Cemetery Operations, page 52

1.
We note your responses to comments 2 and 3 from our letter dated August 28, 2013. Please expand your revenue recognition policy to describe your multiple element arrangements, including identification of such deliverables that qualify as separate units of accounting and your basis for determining their relative selling prices as set forth in, but not limited to, your responses. Refer to ASC 605-25-50-2. With respect to the travel insurance protection plan, please further disclose how you concluded that the stated price of the insurance policy constitutes VSOE or third party evidence of selling price. Please provide us your proposed disclosure.

Response: We will revise our disclosures in future filings to describe our multiple element arrangements. The revised disclosures will read as follows:

Funeral Operations

Revenue is recognized when funeral services are performed or funeral merchandise is delivered. We sell price guaranteed preneed funeral contracts through various programs providing for future funeral services at prices prevailing when the agreements are signed. Revenue associated with sales of preneed funeral contracts is deferred until the funeral services are performed or funeral merchandise is delivered, generally at the time of need. Travel protection insurance and some memorialization merchandise sold on a preneed basis is delivered to the customer at the time of sale and is recognized at the time delivery has occurred. While these items are sold as part of preneed funeral arrangements they are also offered on a stand-alone basis. The total consideration for these arrangements is allocated to each item based on relative selling price determined using either vendor specific objective evidence of the selling price or third-party evidence of selling price. Vendor specific objective evidence of the selling price is determined based on the price we sell the items for on a stand-alone basis. Third-party evidence of selling price is based on the price of our largely interchangeable products that are sold in stand-alone sales to similarly situated customers. There is no general right of return for delivered items.

Cemetery Operations

Revenue associated with sales of cemetery merchandise and services is recognized when the service is performed or merchandise is delivered. Revenue associated with sales of preneed cemetery interment rights is recognized in accordance with the Revenue Recognition Topic of the ASC. Under this guidance, revenue related to the preneed sale of unconstructed cemetery property is deferred until it is constructed and 10% of the sales price is collected. For services and non-personalized merchandise (such as vaults), we defer the revenues until the services are performed or the merchandise is delivered. For personalized marker merchandise, with the customer’s direction generally obtained at the time of sale, we can choose to order, store, and transfer title to the customer. In situations in which we have no further obligation or involvement related to the merchandise, we recognize revenues and record the cost of sales in accordance with the Revenue Recognition Topic of the ASC upon the earlier of vendor storage of these items or delivery in our cemetery. The total consideration for these arrangements is allocated to each item based on relative selling price determined using vendor specific objective evidence of the selling price. Vendor specific objective evidence of the selling price is determined based on the price we sell the items for on a stand-alone basis. There is no general right of return for delivered items.

Form 10-Q for the Quarter Ended September 30, 2013
Financial Condition, Liquidity and Capital Resources, page 39
Management Summary, pages 45 and 49
Funeral Gross Profits, pages 48 and 52

2.
We note your responses to comments 2 and 3 from our letter dated August 28, 2013. It appears that recognized preneed revenue has become a significant driver of funeral revenue growth and profitability. We also note that travel protection insurance accounts for a greater percentage of recognized preneed revenue growth, up since 2012. Citing trends year-over-year, please address the significance of recognized preneed revenue relative to funeral revenue growth and (gross) profitability as seen through the eyes of management. Please also discuss how incremental gross proceeds from recognized preneed revenue benefited operating cash flows to the extent of the amounts that are not trusted. Refer to our MD&A Interpretive Guidance at http://www.sec.gov/rules/interp/33-8350.htm. In this regard, we note how your CEO, Mr. Tom Ryan had explained in the first quarter earnings call that "from an operating leverage perspective the increment revenue (from recognized preneed revenue) produced a 59% (funeral) gross margin, which approximates our lower 60% expectation." Please provide us your proposed disclosure.

Response: We will revise our disclosures in future filings to address recognized preneed revenues impact on revenue growth and profitability, if it is a significant component of the changes in revenue and profit in the current period. Generally, the additional disclosures will read as follows (with appropriate updates to reflect the current period):

Comparable recognized preneed revenues increased $2.8 million, or 20.1%, for the three months ended September 30, 2013 versus the same period in 2012. This increase primarily resulted from growth in preneed sales of Neptune Society as a result of leveraging of our sales experience and our expanded sales network to increase consumer attention on the availability of the products and services.

While these revenues increase operating cash flow in the period when the proceeds are collected from the customer, since the funds do not have to be deposited in trust funds, the overall affect is relatively minor as they only represent 4.3% of our total revenue. To the extent that the cash receipts in one period change from another period, we will discuss the impact in our cash flow discussion that is already included in the filing.

Additionally, we note that in the first quarter earnings call Mr. Ryan was not referring to the incremental revenue generated from recognized preneed revenue when discussing the incremental 59% margin, but was rather summarizing the impact of all same-store revenue growth during the first quarter. This incremental margin is higher than our overall funeral margin because our funeral operations are high fixed cost businesses.

3.
Please tell us in greater detail why consolidated funeral gross profit significantly declined by 11.7% in the third quarter of 2013. By comparison, consolidated funeral gross profit had a nominal 1.8% decrease in the second quarter of 2013 but grew 20% in the first quarter. We also note that the cited expenses which offset funeral revenue growth in the third quarter did not significantly increase compared to previous quarters. Please advise us.

Response: In our filing we cited a $3.8 million increase in same-store selling compensation, a $3.1 million increase in same-store overhead expenses, a $1.8 million increase in same-store catering, reception, and event direct expenses, and a $1.3 million increase in same-store health insurance expenses as offsetting a $3.9 million increase in same-store revenue. In addition to these cited expenses, we incurred $3.7 million in anticipated inflationary increases in various other same-store expenses that further offset the same-store funeral revenue growth. The remaining $0.9 million change in gross profits represents the net effect of acquisitions and divestitures. For your convenience, we have prepared the following table:

($ in millions)	Amount	Impact on Gross Profits
Effect of acquisitions & divestitures, net	$0.9	1.2%
Increase in same-store revenue	3.9	5.1%
Increase in same-store selling compensation driven by higher preneed sales	(3.8)	(5.0%)
Increase in same-store overhead expenses including investments in our sale support infrastructure	(3.1)	(4.1%)
Increase in same-store funeral expenses related to catering, reception, and event offerings	(1.8)	(2.4%)
Increase in same-store health insurance expenses	(1.3)	(1.7%)
Anticipated inflationary increase in various other same-store expenses	(3.7)	(4.8%)
	$(8.9)	(11.7%)

* * * * * * *

In connection with our response to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company's goal is to resolve comments in a timely manner that is acceptable to the Staff.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President,
Chief Financial Officer and Treasurer

cc:	Members of the SCI Audit Committee of the Board of Directors
Members of the SCI Disclosure Committee
PricewaterhouseCoopers LLP